200 Clarendon Street 27th Floor Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

AMY MCDONALD

amy.mcdonald@dechert.com
+1 1 617 728 7103 Direct
+1 1 617 275 8420 Fax

January 7, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0104

Attention: Filing Desk

Re:	APP WD: Withdrawal of Russell Investment Management Company, Russell ETF Trust and Russell Financial Services, Inc. (“Applicants”); Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Amended and Restated Application”) (File No. 812-13689)

Ladies and Gentlemen:

On January 6, 2010, the Applicants filed the Amended and Restated Application, accession number 0001193125-10-001919. Due to an administrative error, the filing was inadvertently dated December 31, 2009 (“Inadvertent Filing”). The Amended and Restated Application was re-filed on January 7, 2010 with the correct filing date, accession number 0001193125-10-002787. By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the Commission take no further action with respect thereto.

Should you have any questions concerning the Amended and Restated Application, please contact the undersigned at 617.728.7103.

Very truly yours,

/s/ Amy McDonald

Amy McDonald

cc:	Gregory Lyons

Elliot Cohen

John O’Hanlon

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